UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              TransAlta Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89346D107
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Christopher Hohn
                            The Children's Investment
                            Fund Management (UK) LLP
                                7 Clifford Street
                                 London W1S 2WE
                                 United Kingdom
                                +44 20 7440 2330

                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         (Continued on following pages)

                                January 13, 2009
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 Pages)

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CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE 2 OF 8  Pages
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Fund Management (UK) LLP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      11,491,909
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  11,491,909
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5.8%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------

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CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE 3  OF 8  Pages
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Fund Management (Cayman) Ltd.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      11,491,909
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  11,491,909
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5.8%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE 4 OF 8  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Master Fund
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      11,491,909
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  11,491,909
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5.8%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE 5 OF 8   Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Christopher Hohn
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
    7      SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      11,491,909
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  11,491,909
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5.8%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------

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CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE  6 OF 8  Pages
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The Schedule 13D filed on August 15, 2008 (the  "Schedule  13D"),  as amended by the Amendment No. 1 filed on September 10, 2008 by The Children's Investment Fund Management (UK) LLP, an English limited liability partnership, The Children's Investment Fund Management (Cayman) Ltd., a Cayman Islands exempted company, The Children's Investment Master Fund, a Cayman Islands exempted company, and Christopher Hohn (together, the "Reporting Persons") relating to the shares ("Shares") of common stock of TransAlta Corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

       (a) As of the close of business on January 14, 2009, the Reporting Persons beneficially owned an aggregate of 11,491,909 Shares, constituting approximately 5.8% of the Shares outstanding.

       The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 197,600,000 Shares outstanding, which is the total number of Shares issued and outstanding as of September 30, 2008 as reported in the Issuer's Form 6-K filed on October 31, 2008.

       (b) Each of the Reporting Persons share power to vote and direct the disposition of the Shares held by the TCI Fund.

            (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference.

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CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE 7  OF 8 Pages
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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2009


                                            THE CHILDREN'S INVESTMENT FUND
                                            MANAGEMENT (UK) LLP


                                            /s/ Christopher Hohn
                                            ------------------------------
                                            Christopher Hohn
                                            Managing Partner



                                            THE CHILDREN'S INVESTMENT FUND
                                            MANAGEMENT (CAYMAN) LTD.


                                            /s/ David DeRosa
                                            ------------------------------
                                            David DeRosa
                                            Director



                                            THE CHILDREN'S INVESTMENT
                                            MASTER FUND


                                            /s/ David DeRosa
                                            ------------------------------
                                            David DeRosa
                                            Director


                                            /s Christopher Hohn
                                            ------------------------------
                                            Christopher Hohn

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CUSIP NO.      89346D107            SCHEDULE 13D/A           PAGE 8  OF 8 Pages
-------------------------------------------------------------------------------

                                   APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
             REPORTING PERSONS SINCE THE FILING OF THE SCHEDULE 13D
           (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
                                THE OPEN MARKET)


        The Children's Investment Master Fund


          Date of Trade    Shares Purchased (Sold)        Price per Share(1)
            09-Sep-08                   163,900                    31.591
            10-Sep-08                   182,500                    31.824
            17-Sep-08                    33,400                    27.659
            18-Sep-08                       200                    28.954
            30-Sep-08                    24,300                    26.364
            06-Oct-08                    17,800                    23.107
            09-Oct-08                   115,373                    25.448
            09-Oct-08                   250,000                    19.675
            10-Oct-08                   150,000                    17.756
            06-Nov-08                 (154,600)                    19.074
            07-Nov-08                  (37,700)                    20.205
            10-Nov-08                  (35,200)                    19.791
            11-Nov-08                 (165,500)                    19.090
            12-Nov-08                 (138,000)                    18.335
            13-Nov-08                  (40,200)                    18.462
            02-Dec-08                  (44,700)                    17.740
            03-Dec-08                  (14,800)                    16.926
            04-Dec-08                  (24,300)                    17.305
            08-Dec-08                  (83,300)                    17.402
            09-Dec-08                  (65,900)                    17.162
            10-Dec-08                  (55,100)                    17.373
            11-Dec-08                  (86,264)                    18.042
            12-Dec-08                  (40,700)                    17.519
            15-Dec-08                  (26,100)                    17.485
            15-Dec-08                 (500,000)                    17.548
            16-Dec-08                  (47,000)                    18.328
            18-Dec-08                 (112,900)                    18.688
            18-Dec-08                 (600,000)                    18.528
            19-Dec-08                  (92,300)                    18.341
            22-Dec-08                  (55,600)                    18.460
            23-Dec-08                  (61,500)                    18.293
            29-Dec-08                  (51,300)                    18.910
            07-Jan-09                  (18,000)                    20.726
            08-Jan-09                  (15,400)                    20.732
            09-Jan-09                  (17,400)                    20.294
            12-Jan-09                 (118,100)                    19.317
            13-Jan-09                  (46,400)                    18.878
            13-Jan-09                 (800,000)                    18.983
            14-Jan-09                  (14,700)                    22.888



----------------------
(1) US dollar amounts calculated using exchange rates in effect on the date of trade.